Financial Statements

                           GSV, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Public Accountants                                  F-2
Consolidated Balance Sheet as of December 31, 2003                        F-3
Consolidated Statements of Operations for the years
  ended December 31, 2003 and 2002                                        F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 2003 and 2002                          F-5
Consolidated Statements of Cash Flows for the years
  ended December 31, 2003 and 2002                                        F-6
Notes to the Consolidated Financial Statements                    F-7 to F-16


                                      -F-1-

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



The Board of Directors
GSV, Inc and subsidiaries
Westport, Connecticut

We have audited the accompanying consolidated balance sheets of GSV, Inc., a Delaware corporation and Subsidiaries ("the Company") as of December 31, 2003 and the related consolidated statements of operations, changes of stockholders' equity and cash flows for the year ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GSV, Inc. and Subsidiaries as of December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements are prepared assuming that the Company will continue as a going concern. As more fully described in Footnote 1, the Company has incurred recurring operating losses, and it has a deficit in working capital at December 31, 2003 of $ 404,618. The Company's expected future sources of revenue will be derived from its investments in oil and gas, but the exploitation of the Company's holdings will be dependent upon obtaining financing to engage in drilling of the prospects, of which there can be no assurance. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to overcome this uncertainty are also described in Footnote 1. The accompanying financial statements do not include any adjustments which may be necessary if the Company is unable to continue.



Denver, Colorado
March 29, 2004


                                                        /s/ Comiskey & Company
                                                        Comiskey & Company
                                                        Professional Corporation



                                      -F-2-

                           GSV, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2003


        ASSETS
CURRENT ASSETS
  Cash and cash equivalents                             $       18,410
  Accounts receivable and other current assets                  18,778
                                                        --------------

        Total current assets                                    37,188


  Investments                                                   50,000
  Other long-term assets - geologic studies                  2,316,721
  Option to purchase oil and gas properties                          -
  Investments - oil & gas wells, net                           452,249
  Property and equipment, net                                   10,374
  Other assets                                                  13,173
                                                        --------------
                                                             2,842,517

        Total assets                                    $    2,879,705
                                                        ==============


        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                      $      241,806
  Note payable                                                 200,000
                                                        --------------

        Total current liablities                               441,806
                                                        --------------

        Total liablities                                       441,806
                                                        --------------

STOCKHOLDERS' EQUITY
  Series B Preferred stock, $0.001 par value;
   1,500,000 shares authorized; 1,500,000 shares
   issued and outstanding                                        1,500
  Common stock, $0.001 par value; 75,000,000 shares
   authorized; 7,422,016 issued;
   7,253,416 outstanding                                         7,422
  Additional paid-in capital                                40,867,897
  Treasuy stock                                               (558,998)
  Accumulated deficit                                      (37,879,922)
                                                        --------------

        Total stockholders' equity                           2,437,899
                                                        --------------

        Total liabilities and stockholders' equity      $    2,879,705
                                                        ==============

    The accompanying notes are an integral part of the financial statements.


                                     -F-3-

                           GSV, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENT OF OPERATIONS
                           December 31, 2003 and 2002


                                                     2003            2002
                                                  ----------       --------

Sublease income                                 $    150,384    $   159,742
Oil and gas income                                   134,366        145,869
                                                ------------    -----------

  Total revenues                                     284,750        305,611

General and administrative expenses                  988,494        725,333
                                                ------------    -----------

  Total operating expenses                           988,494        725,333

  Loss from operations before
  other income and expense                          (703,744)      (419,722)


  Interest income, net                                 3,845         13,546
  Interest expense                                    (6,667)             -
  Writedown of investments                           (15,000)      (498,888)
  Gain on sale of investments                              -         45,000
                                                ------------    -----------

  NET LOSS                                          (721,566)      (860,064)
                                                ------------    -----------

Preferred stock dividends                                  -         48,000
                                                ------------    -----------

Net loss available to common shareholders       $   (721,566)   $  (908,064)
                                                ============    ===========

Net loss per common share:
Loss per common share from
  operations - basic                            $      (0.15)   $     (0.38)
                                                ============    ===========

Weighted average common shares
  outstanding, basic                               4,668,929      2,286,117
                                                ============    ===========


    The accompanying notes are an integral part of the financial statements.


                                     -F-4-

                           GSV, Inc. and Subsidiaries
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                      Preferred Stock, Series A       Preferred Stock, Series B
                                                      -------------------------       -------------------------
                                                      Number of          Par          Number of          Par
                                                       Shares           Value           Shares          Value
                                                      ----------       --------       ---------        -------
Balance at December 31, 2001                           363,637       $  380,000              --       $     --
 Sale of common stock                                       --               --              --             --
 Preferred stock dividend                                   --               --              --             --
 Net loss, as restated                                      --               --              --             --
                                                      --------       ----------       ---------       --------

Balance at December 31, 2002                           363,637          380,000              --             --
 Issuance of preferred stock for asset purchase             --               --       1,500,000          1,500
  Issuance of common stock for asset purchase               --               --              --             --
  Issuance of common stock for services                     --               --              --             --
  Redemption of preferred stock                       (363,637)        (380,000)             --             --
  Net loss                                                  --               --              --             --
                                                      --------       ----------       ---------       --------
Balance at December 31, 2003                                --       $       --       1,500,000       $  1,500
                                                      ========       ==========       =========       ========
                                                  Common Stock
                                                  -------------------------     Additional
                                                   Number of         Par         Paid-In       Treasury     Accumulated
                                                     Shares         Value        Capital        Stock        Deficit
                                                  ------------    ---------   ------------   -----------    -----------
Balance at December 31, 2001                         1,790,090    $   1,959   $ 38,009,029   $ (558,998)    $(36,178,151)
 Sale of common stock                                  850,000          850        211,650           --              --
 Preferred stock dividend                                   --           --             --           --          (48,000)
 Net loss, as restated                                      --           --             --           --         (860,064)
                                                  ------------    ---------   ------------   ----------     ------------

Balance at December 31, 2002                         2,640,090        2,809     38,220,679     (558,998)     (37,086,215)
 Issuance of preferred stock for asset purchase             --           --             --           --               --
  Issuance of common stock for asset purchase        4,500,000        4,500      2,619,000           --          (72,141)
  Issuance of common stock for services                113,326          113         28,218           --               --
  Redemption of preferred stock                            --            --             --           --               --
  Net loss                                                 --            --             --           --         (721,566)
                                                  -----------     ---------   ------------   ----------     ------------
Balance at December 31, 2003                        7,253,416     $   7,422   $ 40,867,897   $ (558,998)    $(37,879,922)
                                                  ===========     =========   ============   ==========     ============

    The accompanying notes are an integral part of the financial statements.

                                     -F-5-

                           GSV, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended December 31, 2003 and 2002


                                                                         2003                2002
                                                                        ------              ------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                               (721,566)            (860,064)
 Adjustments to reconcile net loss to net cash flows
  from operating activities:
     Cost of preferred stock previously issued                            20,000                    -
     Common stock issued for services                                     28,331                    -
     Depreciation                                                         52,668              160,900
     Depletion                                                            51,883               59,232
     Gain on disposal of investments                                           -              (45,000)
     Impairment of property and equipment                                120,580                    -
     Writedown of investments                                             15,000              498,888
 Increase (decrease) in cash from changes in:
     Account receivable and other current assets                         (78,517)             (18,779)
     Other assets                                                         22,426                    -
     Accounts payable                                                    279,927               (9,053)
     Tenant security deposit                                            (51,250)                    -
                                                                        --------            ---------

         Net cash flows from operating activities                       (260,518)            (213,876)

CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from disposal of investment                                          -               75,000
 Purchase of investment - oil & gas wells                                (55,739)            (550,000)
                                                                        --------            ---------

         Net cash flows from investing activities                        (55,739)            (475,000)

CASH FLOWS FROM FINANCING ACTIVITIES

 Redemption of preferred stock                                          (200,000)                   -
 Preferred dividends paid                                                (63,801)             (25,000)
                                                                        --------            ---------

         Net cash flows from financing activities                       (263,801)             (25,000)
                                                                        --------            ---------

         Net decrease in cash                                           (580,058)            (713,876)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             598,467            1,312,343
                                                                        --------            ---------

CASH AND CASH EQUIVALENTS,  END OF YEAR                                   18,409              598,467
                                                                        ========            =========

                                                                           (1)
    The accompanying notes are an integral part of the financial statements.
\

                                     -F-6-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003
1.   Description of the Business and Basis of Presentation
     -----------------------------------------------------

     Commencing in June 2001, GSV, Inc. and Subsidiaries ("the Company") changed the direction of its business. The Company's business operations since June 2001 include entering into new business operations through acquisitions or mergers and managing existing investments including the Company's oil and gas assets.

     Prior to June 2001, the Company had sought to identify and develop attractive early stage Internet companies in exchange for equity positions in such companies. In connection with this activity, the Company made investments in Fasturn, Inc., Weema Technologies, Inc., Telephone.com, Inc., MeetChina.com, Inc., and e-Commerce Solutions, Inc. The Company has since made substantial write downs of its internet investments to more accurately reflect current market valuations, and these investments do not represent a significant asset. In September 2002 the Company restructured its investment in Telephone.com, Inc. and received $75,000 in cash and 358,000 shares of common stock of Telephone.com, Inc. in exchange for 600,000 shares of series A preferred stock of Telephone.com. The Company is presently investigating whether or not there are any business prospects through which material value can be realized from its internet investments.

     Effective June 1, 2002, the Company acquired working interests in two oil and gas wells in the state of Louisiana pursuant to an asset purchase agreement with Polystick U.S. Corp., a privately held New York corporation. Additionally, the Company acquired an option, including a right of first refusal, to purchase other oil and gas properties held by Polystick U.S. Corp. The consideration consisted of $550,000 in cash and 850,000 shares of the Company's common stock valued at $0.25 per share.

     Concurrent with the asset purchase agreement, the Company signed a management agreement with Polystick U.S. Corp. to assist the Company in the management of its oil and gas working interests and the development of new oil and gas activities. The agreement is for one year with an annual consulting fee of $150,000, paid in monthly installments.

     On July 21, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Polystick U.S. Corp., Cybershop, L.L.C., a New Jersey limited liability company and wholly-owned subsidiary of the Company ("Merger Sub"), and Polystick Oil & Gas, Inc., a Delaware corporation and a wholly-owned subsidiary of Polystick ("POGI), pursuant to which, on the same day, POGI was merged into Merger Sub (the "Merger") and in consideration thereof the company issued to Polystick 4,500,000 shares of Common Stock and 1,500,000 shares of Series B Preferred Stock.

     As a result of the Merger, the Company, through Merger Sub, acquired an interest in Century Royalty LLC ("Century"), a Texas limited liability company that holds certain oil and gas properties in Texas plus an additional interest in the Louisiana properties in which the Company previously held an interest. Century also holds the rights to certain geologic studies.

     Presentation as a Going Concern

     The Company has incurred substantial operating losses, resulting in an accumulated retained earnings deficit of approximately $38,000,000 at December 31, 2003. Its current investments are limited to its investments in certain oil and gas producing properties in Louisiana, and an interest in Century Royalty LLC, which has as its primary asset an investment in geologic studies to exploit other as yet unowned oil and gas properties. At the present time, the Company is receiving minimal cash flow from its oil and gas investments. Future realization of the Company's investment in geologic studies will be dependent upon the Company's ability to obtain financing for drilling and development, of which there can be no assurance. The Company projects that potential future cash flows related to the studied prospects will exceed their carrying value, if all of the subject prospects are developed. The Company intends to defer the payment of existing liabilities and pursue settlements of other amounts using its common stock.


                                      -F-7-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation

     The consolidated  financial  statements include the accounts of the Company
     and  its   subsidiaries.   All   significant   intercompany   accounts  and
     transactions have been eliminated.

     Cash and Cash Equivalents

     The Company considers all short-term marketable securities with a maturity of three months or less to be cash equivalents.

     Investments

     Investments are accounted for on the cost basis.

     Advertising

     Advertising costs are expensed as incurred.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the assets' estimated useful lives, which range from three to ten years.

     Long-Lived Assets

     The Company reviews its long-lived assets and certain related intangibles for impairment periodically, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company determined that impairment existed in certain of its investments as explained in Note 4. An impairment was also recognized on leasehold improvements as explained in
     Note 9.

     Stock-Based Compensation

     The Financial Accounting Standards Board has issued "Accounting for Stock-Based compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock-based compensation under a fair value base method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Entities electing to remain with the accounting under Opinion 25 are required to make pro forma disclosures of net loss and loss per share as if the fair value based method of accounting under SFAS 123 had been applied. The Company continues to account for employee stock-based compensation under


                                      -F-8-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

     Opinion 25 and has included, in a note below, the pro forma disclosures required under SFAS 123.

     Income Taxes

     The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted Federal, state, and local income tax rates and laws that are expected to be in effect when the differences reverse.

     Significant Concentrations

     From time-to-time, the Company maintains cash balances in excess of FDIC insured limits. The amount of such excess at December 31, 2003 was approximately $0.

     Fair Value of Financial Instruments

     Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments approximate the carrying values of such instruments.

3.   Correction of an error
     ----------------------

     The accompanying financial statements for 2002 have been restated to correct an error in the accrual of oil and gas income receivable at December 31, 2002. The effect of the restatement was to increase net loss for the year ended December 31, 2002 by $28,789, or $0.02 per share.

4.   Investments
     -----------

     The Company has investments in five internet-related companies, which have been accounted for using the cost method. During the years ended December 31, 2003 and 2002, the Company recorded a charge to operations of $0 and $20,000, respectively, for impairment of these investments. During the year ended December 31, 2002, the Company surrendered 600,000 shares of preferred stock in one of the internet companies in exchange for $75,000, paid in three installments, and 358,000 shares of common stock, representing a 5% ownership interest in the company. A gain of $45,000 was recognized on the surrender for the year ended December 31, 2002. Subsequent to year end, one investment was disposed of for its book value.

     As described above, the Company acquired working interests in two oil and gas wells effective June 1, 2002 for $550,000 in cash and common stock of the Company valued at $212,500, for a total investment of $762,500. The asset is depleted on a periodic basis using the units of production method. Depletion expense for the years ended December 31, 2003 and 2002 was $51,883 and 53,001, respectively. In the fourth quarter of 2002, the properties exhibited a marked decrease in the volume of oil and gas produced. Based upon an independent reserve study performed effective March 2003, the Company reduced the carrying amount of its oil and gas properties by approximately $479,000 for the year ended December 31, 2002.

     As described above, on July 21, 2003, the Company entered into the Merger Agreement, pursuant to which, on the same day, POGI was merged into Merger Sub and in consideration thereof the Company issued to Polystick 4,500,000 shares of Common Stock and 1,500,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at any time at the holder's option into a number of shares of Common Stock equal to $1.00



                                      -F-9-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

     divided by the conversion price then in effect. The conversion price is initially $1.00. No dividends are payable on the Series B Preferred Stock, except that in the event dividends are declared with respect to Common Stock, each holder of share of Series B Preferred Stock shall be entitled to receive an amount equal to the amount of dividends that would have been paid on the shares of Common Stock issuable upon conversion of such shares of Series B Preferred Stock has such shares been converted into Common Stock immediately before such dividend was declared. Upon any Liquidation Event, the holders of the outstanding Series B Preferred Stock will be entitled to be paid an amount equal to $1.00 per share plus the amount of any declared and unpaid dividends thereon. If upon any Liquidation Event, the net assets of the Company are insufficient to permit payment in full of such preferential amount to the holders of Series B Preferred Stock, then the entire net assets of the Company will be distributed ratably among the holders of the Series B Preferred Stock.

     Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of the acquisition:

     Current assets                           $  210,784
     Other long-term assets                    2,316,721
     Investments - oil & gas wells               219,420
                                               ---------
                                               2,746,925
     Current liabilities                      (121,925)
                                               ---------
     Net assets acquired                      $2,625,000
                                              ==========

     In connection with and as a condition to the Merger, the Company redeemed all of its existing outstanding Series A Preferred Stock, par value $0.001 per share, for $400,001, plus dividends payable. The Company paid $263,801 of the redemption price in cash and $200,000 by a full recourse promissory note bearing interest at a rate of 8% per annum and due September 4, 2004, secured by a lien on all of the Company's assets.

     As a result of the merger, the Company acquired an interest in Century Royalty LLC ("Century"), which holds certain oil and gas properties in Texas plus an additional interest in the Louisiana properties in which the Company presently holds an interest. Century also holds the rights to certain geologic studies that are included in other long term assets on the accompanying balance sheet. Century is a member of a working interest partnership that has identified several prospects derived from the geological studies and is working towards drilling these prospects. Century has a carried interest with this partnership of 20% for the first well drilled in the first 5 prospects or $ 1.25 million of investment, whichever comes first. Century has a 20% participation interest in all subsequent wells drilled in the first 5 prospects. For later prospects, Century is entitled to an 80% participation interest. GSV is entitled to the first $4,168,659 of net income in Century and to 75% of net income thereafter.

5.   Stockholders' Equity
     --------------------

     Pursuant to the terms of the Asset Purchase Agreement with Polystick U.S. Corp. (Polystick") effective June 1, 2002, the Company issued 850,000 shares of common stock valued at a price of $.25 per share, the closing price on May 28, 2002, to Polystick.

     On March 1, 2001, the Company entered into a Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") with Brooks Station Holdings, Inc. ("Brooks Station") for the issuance and sale of its preferred stock for aggregate consideration of $400,000. Pursuant to the Purchase Agreement, the Company sold and issued to Brooks Station a total of 363,637 shares of its Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Convertible Preferred"), at a purchase price of $1.10 per share (the "Purchase Price").

     The Series A Convertible Preferred is convertible into shares of the Company's Common Stock, at a conversion price of $1.10 per share, subject to certain anti-dilution adjustments. The current conversion price is $0.25 per share. The Preferred Stock carries a cumulative 12% dividend payable in June and December of each year, and may participate in common share dividends, if any, on an as-if converted basis, and has preference upon liquidation,


                                      -F-10-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

     including accumulated unpaid dividends. The shares may be redeemed at the option of the holder, but only upon the occurrence of certain triggering events, which include bankruptcy, material judgments and defaults, and suspension of trading of the Company's stock for more than 20 days (which days need not be consecutive).

     On October 31, 2003, the Company issued 113,326 share of common stock to a consultant to the Company, in exchange for the cancellation of the Company's obligation to pay accrued fees aggregating $28,331.

6.   Stock Option Plan
     -----------------

     In 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Option Plan"). Under the 1998 Option Plan, stock options may be granted to directors, officers, employees, and consultants of the Company. Under the 1998 Option Plan the number of shares available for issuance is 600,000.

     The 1998 Option Plan is summarized as follows:

                                                                                 Weighted
                                                                                  Average
                                                                                 Exercise
                                                Shares                             Price
                                                ------                          ---------
Outstanding at December 31, 2001                210,000                               .30
Granted                                              --                                --
Cancelled                                      (170,000)                              .30
Exercised                                            --                                --
                                               ---------                        ---------
Outstanding at December 31, 2002                 40,000                          $   0.30
Granted                                         400,000                              0.56
Cancelled                                            --                                --
Exercised                                            --                                --
                                               ---------                        ---------
Outstanding at December 31, 2003                440,000                          $   0.54
                                               =========                        =========

     The options granted prior to 2003 vest one-third annually over three years and expire five years from the date of grant. The options granted in 2003 vested immediately and expire five years from the date of grant.

     The Company applies Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. Accordingly, no compensation costs were recorded for options issued at prices which reflect no intrinsic value at the grant or modification date. The Company considered the effects of recognizing compensation cost pursuant to the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS No. 123). Using the Black-Scholes option pricing model, which takes into account the exercise price of the options, expected life, current price of the underlying stock, its expected volatility and dividends, and the risk-free interest rate, net income would have been decreased to the pro forma amounts as follows for the years ending December 31:


                                      -F-11-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

                                      2003                                        2002
                        -----------------------------------     ------------------------------------

                        As                  Pro                 As                      Pro
                        Reported            Forma               Reported                Forma
                        --------------      ------------        ------------            ------------

        Net loss        $    (721,566)      $  (721,566)        $  (860,064)            $  (860,064)
                        ==============      ============        ============            ============

        Net loss
         per share      $      (0.15)       $     (0.15)        $     (0.36)            $     (0.36)
                        ==============      ============        ============            ============

     There were options granted in the year ended December 31, 2003. The average fair value of options granted was $0. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of
     5.0 percent; expected life of 1,825 days; dividend yield percentage of 0%; and volatility of 300%.


7.   Statement of Cash Flows
     -----------------------

     Supplemental disclosure of other cash information:

     Non-cash investing activities:
        Net assets acquired during the year                     $2,625,000
        Value of preferred shares issued for acquisition        (1,500,000)
        Value of common shares issued for acquisition           (1,125,000)
                                                                -----------

                                                                $         -
                                                                ===========

8.   Notes Payable
     -------------

     As described in Note 4, a $200,000 note payable bearing interest at 8% per annum was issued in conjunction with the redemption of Series A Preferred Stock. The note is due September 4, 2004. Accrued interest at December 31, 2003 totals $6,667.


9.   Property and Equipment
     ----------------------

        Office equipment and software           $   608,855
        Furniture and fixtures                      127,381
        Leasehold improvement                       355,273
                                                ------------
                                                  1,091,509
        Less: Accumulated depreciation           (1,081,135)
                                                ------------
                                                $    10,374
                                                ============

     The Company determined that an impairment existed on certain leasehold improvements and recorded a write down of $120,580.

10.  Leases
     ------

     The Company leases for its own use office space under a non-cancelable operating lease expiring April 30, 2004, with an option for a six-month renewal. Future minimum lease payments on this non-cancelable operating lease for 2004 are approximately $6,800.

     Rent expense for the years ended December 31, 2003 and 2002 was $194,366 and $112,265, respectively.


                                      -F-12-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

     In June 2001, the Company sublet to Nekema.com its former offices in Jersey City, New Jersey through December 31, 2008. The rent on the sublease was guaranteed by Lumbermens Mutual Casualty Company, d/b/a Kemper Insurance Company until May 2003. In September 2002 Nekema ceased business operations and defaulted on the sublease. Kemper Insurance Company made all payments of rent due under the sublease from October, 2002 through May 31, 2003, totaling $133,091. The Company is actively seeking a replacement subtenant for the property. If the Company is unable to find a subtenant, or unable to negotiate a settlement with the landlord, the Company will be obligated to pay rent on the space until the lease expires in December 2008. The lease contains automatic increases based upon the consumer price index. Estimated minimum future lease payments including such increases are as follows:

                2004            $  164,908
                2005               172,329
                2006               180,084
                2007               188,188
                2008               196,656
                                ----------
                                $  902,165
                                ==========

11.  Income Taxes
     ------------

     Deferred taxes are recognized on the differences between the financial reporting and income tax basis of assets and liabilities using enacted tax rates.

     The tax effects of temporary differences and the net operating loss carryforwards that give rise to significant portions of the net deferred income tax asset at December 31, 2003 are as follows:

        Net operating loss carryforwards              $12,109,998
        Net book value of property and equipment          125,000
        Investments                                     (   7,500)
                                                      ------------
                                                       12,227,498
        Valuation allowance                           (12,227,498)
                                                      ------------
                                                      $        --
                                                      ============

     Due to the uncertain realization of the deferred tax asset, the Company has provided a full valuation allowance. As of December 31, 2003, the Company had net operating loss carryforwards of approximately $31,067,000, which begin to expire in 2013.

12.  Net Loss Per Common Share
     -------------------------

     Basic net loss per common share is calculated by dividing net loss per common share after effect of adjustable common stock warrants, as explained below, by the weighted average number of shares of common stock outstanding during the period as follows:


                                      -F-13-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

                                                2003                                           2002
                                ---------------------------------------         -------------------------------------

                                                                 Per                                             Per
                                Loss            Shares          Share           Loss            Shares          Share
                                ---------------------------------------         --------------------------------------

        Loss from continuing
        operations              $ (721,566)     4,668,929       $ (.15)         $(860,064)      2,286,275       $(.36)
        Effect of preferred
        stock dividends                 --            ---           --            (48,000)            ---        (.02)
                                -----------     ---------       -------         ----------      ---------       ------
        Net loss available
        for common
        shareholders            $ (721,566)     4,668,929       $ (.15)         $(908,064)      2,286,117        (.38)

                                ===========     =========       =======         =========       =========       ======

13.  Subsequent Events
     -----------------

     Subsequent to year end, the Company issued a note payable in the amount of $25,000 bearing interest at 8% per annum due September 1, 2004 and issued 100,000 restricted shares of common stock.


14.  Unaudited Oil and Gas Reserve Quantities
     ----------------------------------------

     This section provides information required by Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities."

     The following unaudited reserve estimates were prepared internally, based upon a study conducted by Pressler Petroleum Consultants, Inc., an independent engineering company, as of April 5, 2004, and adjusted by the Company for production through Dec. 31, 2003. There are many uncertainties inherent in estimated proved reserve quantities and in projecting future production rates and the timing of development expenditures. In addition, reserve estimates of new discoveries that have little production history are more imprecise than those of properties with more production history. Accordingly, these estimates are expected to change as future information becomes available.

     Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods.

     Unaudited net quantities of proved and proved developed reserves of crude oil (including condensate) and natural gas, all of which are located within the continental United States, are summarized below:


                                      -F-14-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

     Changes in Proved Reserves:
                                                (BBLS)          (MCF)

        Estimated quantity, December 31, 2002     624           46,393

        Production                               (263)         (11,927)
        Acquisitions                              953           75,875
        Discoveries                                 -                -
        Revisions of previous estimates          (276)          (8,653)
                                                 -----         --------
        Estimated quantity, December 31, 2003    1,038         101,688
                                                 =====         ========

        Proved developed reserves:

        Oil                     (BBLS)

        December 31, 2002         624
        December 31, 2003       1,038

        Gas                     (MCF)

        December 31, 2002        46,393
        December 31, 2003       101,688

        Proved undeveloped reserves:

        Oil                     (BBLS)

        December 31, 2003       5,120

     The following table presents a standardized measure of the discounted future net cash flows attributable to the Company's proved oil and gas reserves. Future cash inflows were computed by applying period-end prices of oil and gas to the estimated future production of proved oil and gas reserves. The future production and development costs represent the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future unexpected costs or changes in production could affect discounted future net cash flows.

     A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company's oil and gas properties.

                                                     As of Dec. 31,
                                                           2003
                                                     --------------

        Future cash inflows                           $  838,325
        Future development and production costs         (180,938)
                                                      -----------

        Future net cash flows                            657,387
        10% annual discount for
        estimating timing of cash flows                 (154,801)
                                                      -----------


                                      -F-15-

                           GSV, Inc. and Subsidiaries
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2003

        Standardized measure of
        discounted future net cash flows              $  502,586
                                                      ===========

        Changes in Standardized measure are as follows:

        Standardized measure of
        discounted future net
        cash flows, December 31, 2002                 $  144,170

        Purchase of reserves in place                    275,956

        Changes in price, net of future
        production costs                                  88,311

        Changes in estimated future
        development costs                                105,534

        Changes in estimated quantities                  (63,649)

        Changes due to operations:
        Production                                       (84,092)
        Accretion of discount                             (3,063)

        Other                                             39,419
                                                      -----------

        Standardized measure of
        discounted future net
        cash flows, December 31, 2003                 $  502,586
                                                      ==========


                                      -F-16-